Mail Stop 4561

February 4, 2009

Mr. Brian K. Miller
Executive Vice President and
Chief Financial Officer
Tyler Technologies, Inc.
5949 Sherry Lane, Suite 1400
Dallas, Texas 75225

> **Re:** **Definitive Proxy Statement on Schedule 14A**
> **Filed March 24, 2008**
> **File No. 001-10485**

Dear Mr. Miller:

We have reviewed your response letter dated January 14, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 23, 2008.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 16

General

1.   We understand, from your response letter dated January 14, 2009, that many decisions relating to your named executive officers' compensation are derived from evaluations and recommendations from the Chief Executive Officer. Yet, your response letter merely provides additional context and detail about the various items of corporate and individual performance that serve as the basis for the implementation of your compensation programs without providing corresponding discussion of how the level of performance in each of these areas impacted actual compensation awarded in 2007. Please understand that

discussion of the various items of corporate and individual performance that were considered by the Compensation Committee must be accompanied by a complete qualitative and quantitative discussion of how the Compensation Committee determined to award each specific form and level of compensation in 2007. For each named executive officer, state the factors that were considered in deriving the payouts awarded for each component of compensation and provide an analytical evaluation of why the Compensation Committee determined that the specific payout was appropriate in light of the factors considered. To assist you with the development of a more comprehensive Compensation Discussion and Analysis, please refer to the ample amount of publicly available guidance the Division of Corporation Finance has issued in this regard including, most recently, Director White's October 21, 2008 speech, entitled "Executive Compensation Disclosure: Observations on Year Two and a Look Forward to the Changing Landscape for 2009," which is available on our website.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 or Jay Ingram, Staff Attorney, at (202) 551-3397 if you have any questions regarding our comments. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief